THE STANDARD REGISTER COMPANY

P. O. Box 1167

600 Albany Street

Dayton, OH 45417-3405

March 6, 2013

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Attn:  Ms. Sonya Bednarowski

Re:

The Standard Register Company

Preliminary Proxy Statement

Dear Ms. Bednarowski:

This will confirm our telephone conversation of March 5, 2013 in which you provided us with further comments on our response under numbered item 3 in our letter to you dated February 27, 2013.  Based on our conversation, we propose to add the following wording at the end of the first paragraph under the heading “Effect on Authorized but Unissued Shares of Common Stock and Class A Stock”:

“Future issuances of our authorized but unissued shares will generally require only the approval of our Board of Directors and not of our shareholders, except in certain limited circumstances prescribed by our Articles of Incorporation, Ohio law and the rules of the New York Stock Exchange.  For example, our Articles of Incorporation require shareholder approval of any issuance of Class A shares, Ohio law requires shareholder approval of shares in certain corporate acquisition transactions, and the New York Stock Exchange rules require shareholder approval of issuances of shares for equity compensation plans, certain issuances to related parties such as officers and directors, and of any issuances that would constitute over 20% of our outstanding shares when issued.”

If this language adequately addresses your concerns, we will insert it in our DEF 14A filing prior to mailing the proxy materials.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to our filing and hope that our response to your final comment will be satisfactory.  If you have further questions or comments, please call me.

Sincerely,

/s/ Gerard D. Sowar

Gerard D. Sowar

Vice President, General Counsel

and Secretary